PROSPECTUS  SUPPLEMENT
(To Prospectus dated June 22, 2004)

                                  $125,000,000

                            APPALACHIAN POWER COMPANY

                     Floating Rate Notes, Series C, due 2007


The Floating Rate Notes will bear interest payable quarterly beginning September 29, 2004. The per annum interest rate on the Floating Rate Notes for each quarterly interest period will be reset quarterly based on the three-month LIBOR rate plus 0.33%. The Floating Rate Notes will mature on June 29, 2007. The Floating Rate Notes are not subject to optional redemption.

The Floating Rate Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to all of our secured debt, including $296,000,000 of outstanding first mortgage bonds as of June 15, 2004. We will issue the Floating Rate Notes only in registered form in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Floating Rate Notes involves risks. See the Section entitled "RISK FACTORS" beginning on page 2 of the accompanying Prospectus for more information.


                                                              Proceeds to
                                            Underwriting      Appalachian
                          Price to Public     Discounts      Power Company

Per Floating Rate Note(1)        100%          0.35%           99.65%

Total                        $125,000,000     $437,500      $124,562,500

(1) Plus accrued interest, if any, from July 1, 2004, if settlement occurs after that date.

The Floating Rate Notes should be delivered on or about July 1, 2004 through the book-entry facilities of The Depository Trust Company.

                           Joint Book-Running Managers
Citigroup                                                    UBS Investment Bank

                                   Co-Manager

                            BNY Capital Markets, Inc.

June 24, 2004

      You should rely only on the information incorporated by reference or provided in this Prospectus Supplement or the accompanying Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus Supplement is accurate as of any date other than the date on the front of the document.


                                TABLE OF CONTENTS

                              Prospectus Supplement
                                                                           Page

THE COMPANY...............................................................  S-3
USE OF PROCEEDS...........................................................  S-3
SUPPLEMENTAL DESCRIPTION OF THE FLOATING RATE NOTES.......................  S-3
    Principal Amount, Maturity and Interest...............................  S-3
    Optional Redemption...................................................  S-5
    Certain Definitions...................................................  S-5
    Limitation on Liens...................................................  S-6
UNDERWRITING..............................................................  S-7

                                         Prospectus

THE COMPANY...............................................................    2
PROSPECTUS SUPPLEMENTS....................................................    2
RISK FACTORS..............................................................    2
WHERE YOU CAN FIND MORE INFORMATION.......................................   13
RATIO OF EARNINGS TO FIXED CHARGES........................................   14
USE OF PROCEEDS ..........................................................   14
DESCRIPTION OF THE NOTES .................................................   14

     General.................................................................14
     Redemptions............................................................ 15
     Remarketed Notes....................................................... 15
     Book-Entry Notes - Registration, Transfer, and Payment of
        Interest and Principal.............................................. 15
     Note Certificates- Registration, Transfer, and  Payment of
        Interest and Principal.............................................. 17
     Interest Rate.......................................................... 17
        Fixed Rate Notes ................................................... 17
        Floating Rate Notes................................................. 17
     Events of Default...................................................... 18
     Modification of Indenture.............................................. 18
     Consolidation, Merger or Sale.......................................... 19
     Legal Defeasance....................................................... 19
     Covenant Defeasance.................................................... 19
     Governing Law.......................................................... 19
     Concerning the Trustee................................................. 19
PLAN OF DISTRIBUTION........................................................ 20
     By Agents.............................................................. 20
     By Underwriters ....................................................... 20
     Direct Sales........................................................... 20
     General Information ................................................... 20
LEGAL OPINIONS.............................................................. 21
EXPERTS..................................................................... 21

                                   THE COMPANY

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 929,000 retail customers in the southwestern portion of Virginia and southern West Virginia. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and power marketers engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., ("AEP") a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                                 USE OF PROCEEDS


      The net proceeds from the sale of the notes will be used to repay short-term debt and for other general corporate purposes relating to our utility business. At June 22, 2004, we had approximately $165,000,000 of short-term unsecured indebtedness outstanding.


               SUPPLEMENTAL DESCRIPTION OF THE FLOATING RATE NOTES

      The following description of the particular terms of the Floating Rate Notes supplements and, to the extent it is not consistent with the description of the general terms and provisions of floating rate notes under "Description of the Notes" in the accompanying Prospectus, supersedes such description. There will be no additional pricing supplement relating to the Floating Rate Notes. We will issue the Floating Rate Notes under an Indenture, dated as of January 1, 1998, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

      The Floating Rate Notes will initially be issued in an aggregate principal amount of $125,000,000. We may, without the consent of the holders of th Floating Rate Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Floating Rate Notes. These notes, together with the Floating Rate Notes, will be a single series of notes under the Indenture.

      The Floating Rate Notes will mature and become due and payable, together with any accrued and unpaid interest, on June 29, 2007. We will pay interest on the Floating Rate Notes on March 29, June 29, September 29 and December 29, commencing on September 29, 2004, through the maturity date of June 29, 2007. Interest will accrue from the issue date of July 1, 2004 and will be paid to holders of record on the fifteenth calendar day before each interest payment date. Interest payable at maturity, however, will be payable to the person to whom principal is payable. If the scheduled interest payment date (other than the maturity date) of the Floating Rate Notes falls on a day which is not a Business Day, such interest payment date will be the following day that is a Business Day, except that if such Business Day is in the next calendar month, such interest payment date shall be the immediately preceding Business Day. If the maturity date of the Floating Rate Notes falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and interest will not accrue as a result of this delayed payment.

      The Floating Rate Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus .33%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the trustee for the Floating Rate Notes, if the trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Floating Rate Notes, the Company and the trustee for the Floating Rate Notes.

      If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the notes as follows:

      (1) In the event no Reported Rate (as defined below) appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m. London time on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m. on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus .33%.

      (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m. London time on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. New York City time on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U. S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus .33%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

      Upon the request of a holder of the Floating Rate Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

      The accrued interest for any period is calculated by multiplying the principal amount of a note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to such date by 360.

      All percentages resulting from any calculation of the interest rate on Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Optional Redemption

      The Floating Rate Notes are not subject to optional redemption.

Certain Definitions

      The following definitions apply to the Floating Rate Notes and, to the extent they are inconsistent with definitions appearing in the accompanying Prospectus, supersede the definitions in the accompanying Prospectus.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

      "Calculation Agent" means The Bank of New York, or its successor appointed by the Company, acting as calculation agent.

      "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

      "Interest Period" means the period commencing on an interest payment date for the Floating Rate Notes (or commencing on the issue date for the Floating Rate Notes, if no interest has been paid or duly made available for payment since that date) and ending on the day before the next succeeding interest payment date for the Floating Rate Notes.

      "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U. S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m. London time on the Interest Determination Date (the "Reported Rate").

      "London Business Day" means a day other than a Saturday or Sunday that is not a day on which banking institutions in London, England and New York, New York are authorized or obligated by law or executive order to be closed and a day on which dealings in deposits in U. S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

      "Telerate Page 3750" means the display designated on page 3750 on Moneyline Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

.......We will pay the principal of the Floating Rate Notes and interest payable at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street, New York, New York.

Limitation on Liens

      So long as any of our Floating Rate Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such Floating Rate Notes will be similarly secured. This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

o     Financing of our accounts receivable for electric service;

o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

      This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

                                  UNDERWRITING

      Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase from us the respective principal amount of Floating Rate Notes set forth opposite its name below:

                                                Principal Amount of
            Underwriter                         Floating Rate Notes
            -----------                         -------------------

         Citigroup Global Markets Inc.            $ 56,250,000

         UBS Securities LLC                         56,250,000

         BNY Capital Markets, Inc.                  12,500,000

                        Total                     $125,000,000

      In the Underwriting Agreement, the Underwriters have agreed to the terms and conditions to purchase all of the Floating Rate Notes offered if any of the Floating Rate Notes are purchased.

      The expenses associated with the offer and sale of the Floating Rate Notes are expected to be approximately $165,000.

      The Underwriters propose to offer the Floating Rate Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .20% per Floating Rate Note. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .15% per Floating Rate Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      Prior to this offering, there has been no public market for the Floating Rate Notes. The Floating Rate Notes will not be listed on any securities exchange. The Underwriters have advised us that they intend to make a market in the Floating Rate Notes. The Underwriters will have no obligation to make a market in the Floating Rate Notes, however, and may cease market making activities, if commenced, at any time. No assurance can be given as to the liquidity of the trading market for the Floating Rate Notes or that an active public market for the Floating Rate Notes will develop. If an active public trading market for the Floating Rate Notes does not develop, the market price and liquidity of the Floating Rate Notes may be adversely affected.

      We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each Underwriter may be required to make in respect thereof.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Floating Rate Notes. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Floating Rate Notes and syndicate short positions involve the sale by the Underwriters of a greater number of Floating Rate Notes than they are required to purchase from us in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Floating Rate Notes are repurchased by the syndicate in stabilizing or covering transactions. Any of these activities may cause the price of the Floating Rate Notes to be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      The Underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

                                   PROSPECTUS

                            Appalachian Power Company
                                1 RIVERSIDE PLAZA
                              COLUMBUS, OHIO 43215
                                 (614) 716-1000

                                  $500,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

     The following terms may apply to the notes that we may sell at one or more times. A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin.

      - Mature 9 months to 50 years
      - Fixed or floating interest rate
      - Remarketing features
      - Certificate or book-entry form
      - Subject to redemption
      - Not convertible, amortized or subject to a sinking fund - Interest paid on fixed rate notes quarterly or semi-annually
      - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually
      - Issued in multiples of a minimum denomination

      INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

      The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is June 22, 2004.

                                   THE COMPANY

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 929,000 retail customers in the southwestern portion of Virginia and southern West Virginia. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and power marketers engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., ("AEP") a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                             PROSPECTUS SUPPLEMENTS

      We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes; (b) the accompanying prospectus supplement provides more specific terms of your notes; and (c) if not included in the accompanying prospectus supplement, a pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

                                  RISK FACTORS

Risks Related to Our Regulated Business and Evolving Regulation


o The laws and regulations governing restructuring of the wholesale generation market in Virginia continue to evolve and could harm our business, operating results and financial condition.

      While the electric restructuring law in Virginia established the general framework governing the retail electric market, the law requires us to make compliance filings with the Virginia State Corporation Commission ("VSCC") to implement the law. Following VSCC approval of a settlement agreement, we now operate in Virginia as a functionally separated electric utility charging unbundled rates. The agreement reserves potential legal separation of our assets for later VSCC consideration. In April 2004, the Governor of Virginia signed legislation which extends the transition period for electricity restructuring including capped rates through December 31, 2010. The legislation provides specified cost recovery opportunities during the capped rate period, including two general rate changes and an opportunity for recovery of incremental environmental and reliability costs. We cannot predict the full impact of such developments.

o Our fuel clause recovery mechanisms have been suspended in West Virginia.

      The protection afforded by fuel clause recovery mechanisms has been suspended in West Virginia. To the extent the fuel supply needed by the generating units supplying power in West Virginia is not under fixed price long-term contracts we are subject to the market price risk of fuel.

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

      In May 2002, AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO ("PJM") Interconnection to pursue terms for participation in its RTO. Final agreements are expected to be negotiated. In July 2002, the Federal Energy Regulatory Commission (the "FERC") tentatively approved the decision of AEP's subsidiaries located in the east, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under our control. In October 2002, PJM announced that AEP's subsidiaries located in the east, including us, and other unaffiliated utilities planned to turn functional control of their transmission lines over to PJM during the first quarter of 2003 and are scheduled to become full members by October 2004.

      Virginia has adopted legislation that prevents us and certain other unaffiliated utilities operating in Virginia from joining any RTO, including PJM, before July 2004. In April 2003, FERC approved our transfer of functional control of the transmission systems of our utilities located in the east to PJM. FERC also accepted our proposed rates for joining PJM, but set a number of rate issues for resolution through settlement proceedings or FERC hearings. Settlement discussions continue on certain rate matters.

      On September 29 and 30, 2003, FERC held a public inquiry regarding RTO formation, including delays in AEP's subsidiaries located in the east, including us, participation in PJM. In November 2003, FERC issued an order preliminarily finding that AEP must fulfill its CSW merger commitment to join an RTO by fully integrating into PJM (transmission and markets) by October 1, 2004. A FERC Administrative Law Judge has ruled that the laws, rules, or regulations of Virginia and another state preventing AEP's subsidiaries located in the east, including us, from joining an RTO are pre-empted by federal energy legislation. FERC is reviewing this decision and we expect further litigation on this issue.

      To the extent we are faced with conflicting state and Federal requirements as to our participation in RTOs, it could adversely affect our ability to operate and recover transmission costs from retail customers. Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Risks Related to Power Trading and Wholesale Businesses

o We have significantly reduced the scope and scale of our energy trading and marketing operations.

      In October 2002, AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries (including us) that trade energy and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. Our power trading and marketing operations are limited to risk management around our generation assets and those of our regulated affiliates. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management expects this downsizing of our trading operations to reduce our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

o Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

      - weather conditions;
      - seasonality;
      - power usage;
      - illiquid markets;
      - transmission or transportation constraints or inefficiencies;
      - availability of competitively priced alternative energy sources;
      - demand for energy commodities;
      - natural gas, crude oil and refined products, and coal production levels;
      - natural disasters, wars, embargoes and other catastrophic events; and
      - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Our financial performance may be adversely affected if we or our affiliates are unable to successfully operate our pooled electric generating facilities.

      Our performance depends on the successful operation of our pooled electric generating facilities. Operating electric generating facilities involves many risks, including:

o     operator error and breakdown or failure of equipment or processes;
o operating limitations that may be imposed by environmental or other regulatory requirements;
o     labor disputes;
o     fuel supply interruptions; and
o catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

      A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o     We are unable to predict the outcome of Enron litigation.

      In December 2003, Enron filed a complaint in a bankruptcy court against our affiliated service corporation seeking approximately $93 million plus interest in connection with a transaction for the sale and purchase of physical power among Enron, certain AEP affiliates, including us, and Allegheny Energy Supply, LLC during November 2001. Enron's claim seeks to unwind the effects of the transaction. We believe we have several defenses to the claims in the action being brought by Enron. Management is unable to predict the outcome of this lawsuit, our allocation of any amounts payable or its impact on results of operations, cash flows or financial condition.

o     We do not fully hedge against price changes in commodities.

      As part of our power marketing and trading operations, we routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      AEP (and, by extension, certain of its subsidiaries, including us) and other energy market participants received data requests, subpoenas and requests for information from the FERC, the SEC and at least one state utility commission during 2002. Management responded to the inquiries and provided the requested information and has continued to respond to supplemental data requests in 2003 and 2004.

      In March 2003, we received a subpoena from the SEC as part of the SEC's ongoing investigation of energy trading activities. In August 2002, we had received an informal data request from the SEC asking that we voluntarily provide information. The subpoena sought additional information and is part of the SEC's formal investigation. We responded to the subpoena and will continue to cooperate with the SEC.

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally, or more specifically, on our trading operations or future results of operations and cash flows.

o Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades and financial difficulties of certain other market participants have significantly reduced such participants' participation in the wholesale power and gas markets. These events have caused a decrease in the number of significant participants in the wholesale power and gas markets, which has resulted in decreases in transaction volumes and market liquidity. Such decreases have had a negative impact on our results of operations, cash flows and financial condition. Reduced liquidity in these markets makes risk management of the assets more difficult and could also hamper our efforts to exit transactions not related to risk management of our assets that we entered into before reducing the scale of our power trading and marketing operations. We are unable to predict the extent of the impact on our power marketing and trading business if such developments continue.

o Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. In January 2004, the FERC held a technical conference and in April 2004 issued two orders concerning utilities' ability to sell wholesale electricity at market based rates. In the first order, the FERC adopted two new interim screens for assessing potential generation market power of applicants for wholesale market based rates, and described additional analyses and mitigation measures that could be presented if an applicant does not pass one of these interim screens. AEP and two unaffiliated utilities were required to submit generation market power analyses within sixty days of the FERC's order. In the second order, the FERC initiated a rulemaking to consider whether the FERC's current methodology for determining whether a public utility should be allowed to sell wholesale electricity at market-based rates should be modified in any way. Management is unable to predict the outcome of these actions by the FERC or their affect on future results of operations and cash flows.

Risks Related to Market or Economic Volatility

o     We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be adversely affected.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating or that of AEP could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

      On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On March 7, 2003, Standard & Poor's affirmed AEP's short-term rating of A-2 with stable outlook. As a result of the Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term debt borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished, because we would likely have to deposit cash or cash related instruments, which would reduce our profits.

o The underfunding of our affiliate retirement plans may require additional significant contributions.

      We, along with other AEP affiliates, participate in defined benefit pension plans ("Pension Plans") for our respective employees. In addition, we, along with other AEP affiliates, participate in health care and life insurance benefit plans for retired employees.

      The recent decreases in applicable interest rates have increased the plans' liability. The Pension Plans' liabilities based on service and pay to date ("Accumulated Benefit Obligation") exceeded the value of the assets at December 31, 2003. As of December 31, 2003, the fair value of the AEP Pension Plans assets was $3.18 billion while the Accumulated Benefit Obligation was estimated at $3.63 billion, an underfunding of approximately $450 million. Because of the underfunded status of the Pension Plan, $65 million was contributed to the Pension Plan in 2003. As of April 28, 2004 and based on actuarial assumptions, AEP's cash contributions to the Pension Plan are expected to be approximately $41 million, $74 million, and $342 million in 2004, 2005 and 2006, respectively. Our portion of the contributions made to the pension trust account was $9 million in 2003, and may be material in 2004, 2005 and 2006, respectively.

      AEP also made contributions of $183 million to postretirement health care and life insurance benefits trust funds in 2003, and expects to contribute approximately $160 million, $155 million and $146 million in 2004, 2005 and 2006, respectively. Our portion of the contribution was $28 million in 2003, and may be material in 2004, 2005 and 2006, respectively.

      We cannot predict the future performance of the investment markets. A downturn in the investment markets could have a material negative impact on the net asset value of the plans' trust accounts and increase the underfunding of the Pension Plan, net of benefit obligations. This may necessitate significant cash contributions to the Pension Plan. Changes in interest rates may also materially affect the pension and postretirement health care and life insurance benefit liabilities and the cash contributions needed to fund those liabilities. Changes in the laws and regulations governing the plans may increase or decrease the required contributions.

o     Our operating results may fluctuate on a seasonal and quarterly basis.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts that we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers. In addition, the fuel clause mechanism for our sales to retail customers in West Virginia has been suspended.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o     At times, demand for power could exceed our supply capacity.

      We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers. For example, we are protected from increased fuel cost charges in Virginia. In West Virginia, such increases will affect our earnings currently because we will not be able to adjust our rates to recover any increases.

Risks Related to Environmental Regulation

o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o We anticipate that we will incur considerable capital costs for environmental compliance.

      Virtually all of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations to comply with the extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. These expenditures have been significant in the past and we expect that they will increase in the future. We estimate that we will invest approximately $151 million to comply with existing federal and state regulations designed to limit NOx emissions. We estimate that we will invest approximately $367 million to comply with existing federal and state regulations designed to limit SO2 emissions. We estimate that we will invest approximately $698 million to comply with currently proposed, but as yet unadopted, federal regulations designed to limit NOx, SO2 and mercury emissions through 2010, assuming certain contingencies (including the adoption of EPA's preferred alternative for reducing mercury emissions). If this preferred alternative is not adopted, we cannot estimate at this time the costs to comply with the remaining alternative for reducing mercury emissions. We would expect additional costs after 2010 in amounts that cannot be estimated at this time. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the U.S. Environmental Protection Agency (EPA) and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. EPA filed complaints against us and some of our affiliated public utilities in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the EPA case. The alleged modification of the generating units occurred over a 20-year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations at certain plants. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

o We may be unable to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. And, while retail rate recovery for environmental costs is permitted in Virginia and West Virginia, we cannot predict what level of retail rate recovery, if any, will be approved in those jurisdictions.

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

      Annual Report on Form 10-K for the year ended December 31, 2003; and Quarterly Report on Form 10-Q for the period ended March 31, 2004.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Mr. Brian Capo
      American Electric Power Service Corporation
      1 Riverside Plaza
      Columbus, Ohio 43215
      614-716-1000

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

      Twelve Months Period Ended          Ratio

      December 31, 1999                   2.43
      December 31, 2000                   2.26
      December 31, 2001                   2.98
      December 31, 2002                   3.49
      December 31, 2003                   3.48
      March 31, 2004                      3.36

      For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information on page 13.


                                 USE OF PROCEEDS

      Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2004 will approximate $406 million.


                            DESCRIPTION OF THE NOTES

General

      We will issue the notes under the Indenture dated January 1, 1998 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 101 Barclay Street, New York, New York.

      The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

      The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of December 1, 1940 (as previously supplemented and amended) between us and Bankers Trust Company, now known as Deutsche Bank Trust Company Americas, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

      The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

      In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

      The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

      If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

      If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and
Principal

      Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

      Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

      A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

      We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Unless otherwise described in a prospectus supplement, notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days.

Note Certificates-Registration, Transfer, and Payment of Interest and
Principal

      If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

      The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

      Unless an applicable pricing or prospectus supplement states otherwise, if we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

      Fixed Rate Notes

      A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

      Floating Rate Notes

      Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

      "Event of Default" means any of the following:

       - failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;

       - failure to pay for 30 days any interest on any note of any series when due and payable;

       - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

       - certain events of bankruptcy or insolvency; or any other event of default specified in a series of notes.

      An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

      The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

      Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

      Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

      We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

      We will be discharged from our obligations on the notes of any series at any time if:

o we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

o we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

      If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. Covenant Defeasance

      We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

      The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

      We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.


                              PLAN OF DISTRIBUTION

      We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

      Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

      Unless the prospectus supplement or any pricing supplement states otherwise, the notes will be sold to the public at 100% of their principal amount. Agents will receive commissions from .125% to .750% of the principal amount per note depending on the maturity of the note they sell.

      The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

      If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

      We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

      Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act or to contribute to payments that each underwriter, dealer or agent may be required to make in respect thereto.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.


                                 LEGAL OPINIONS

      Our counsel, Simpson Thacher & Bartlett LLP, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.


                                     EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph concerning the adoption of new accounting pronouncements in 2003), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     $125,000,000



                               APPALACHIAN POWER COMPANY



                        Floating Rate Notes, Series C, due 2007




                              ---------------------------

                                 PROSPECTUS SUPPLEMENT

                                     June 24, 2003
                              ---------------------------




                              Joint Book-Running Managers

     Citigroup                                           UBS Investment Bank

                                      Co-Manager

                               BNY Capital Markets, Inc.